Filed by Terminix Global Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Terminix Global Holdings, Inc.

(Commission File No. 001-36507)

Date: September 23, 2022

[The following communication was made available by Terminix Global Holdings, Inc. (“Terminix” or “the Company”) on September 23, 2022 to Company employees who hold Terminix common stock through the Company’s employee stock purchase plan or equity grant programs.]

Stock and Equity Awards - FAQs

About Rentokil

Is Rentokil publicly traded now?

Yes, Rentokil Initial (Rentokil) is a publicly traded company listed on the London Stock Exchange (LSE) trading under the ticker “RTO.” At the time of closing, Rentokil shares will also begin trading on the New York Stock Exchange (NYSE) in the form of Rentokil American depositary shares (ADSs). The Rentokil ADS ticker on the NYSE is expected to be “RTO.”

What is an ADS?

An American depositary share represents a specified number of securities of a non-U.S. company held by a custodian bank. ADSs are often used when a company that trades on a non-U.S. exchange wishes to also list on a U.S. exchange. Here, each Rentokil ADS will represent five (5) Rentokil ordinary shares. Refer to our Glossary for additional explanation of ADRs and ADSs.

Will I have to do anything differently to trade the new Rentokil ADSs?

Rentokil ADSs will be listed on the NYSE to allow both employee and non-employee shareholders to transact in the U.S. market and in U.S. dollars. There will not be a difference in how you trade in Rentokil ADSs, once they are available to you.

Does Rentokil have an Employee Stock Purchase Plan (ESPP)?

Rentokil does not have an all-employee share program, like an Employee Stock Purchase Plan (ESPP). However, it is something that they may consider implementing in the future.

Treatment of Terminix Stock in the Merger

The original announcement said that Rentokil’s offer was valued in December 2021 at $55 per share of Terminix (TMX) stock. What will Terminix stockholders actually receive for their shares at the time of closing? Will it still have a value equal to $55 per share?

$55 per share was the implied value (of the offer) at the time Terminix entered into the merger agreement in December 2021. The market value of the merger consideration to Terminix stockholders will fluctuate with the market price of Rentokil shares, which will likely continue to fluctuate until shortly before closing. The implied value of the merger consideration will be determined based on the Rentokil share price and the spot Sterling-U.S. Dollar exchange rate and will be established two (2) trading days prior to the closing of the transaction. Based on Rentokil’s volume weighted average share price and the spot Sterling-U.S. Dollar exchange rate as of August 31, 2022, the implied value of the merger consideration to Terminix stockholders was approximately $43.33 per share of Terminix stock. For an illustration of this calculation, please see the question below, titled “Can you provide an example calculation of the merger consideration?”.

If I elect cash consideration for my Terminix shares, what will I receive?

If you elect to receive cash consideration for your Terminix shares, for each cash-electing Terminix share, you will receive (subject to certain allocation and proration provisions of the merger agreement) (A) $11.00, plus (B) 1.0619 multiplied by the Rentokil ADS price (as determined on the date two (2) trading days prior to the closing of the transaction).

For an example calculation of the merger consideration, please see the question below, titled “Can you provide an example calculation of the merger consideration?”. This calculation will be automatically done for you by Morgan Stanley.

If I elect stock consideration for my Terminix shares, what will I receive?

If you elect to receive stock consideration for your Terminix shares (or do not make an election), for each stock-electing Terminix share, you will receive (subject to certain allocation and proration provisions of the merger agreement) a number of Rentokil ADSs equal to (A) 1.0619, plus (B) the quotient of (x) $11.00, divided by (y) the Rentokil ADS price (as determined on the date two (2) trading days prior to the closing of the transaction).

For an example calculation of the merger consideration, please see the question below, titled “Can you provide an example calculation of the merger consideration?”. This calculation will be automatically done for you by Morgan Stanley.

Can you provide an example calculation of the merger consideration?

As of August 31, 2022, Rentokil’s volume weighted share price was £5.2331 and the spot Sterling-U.S. Dollar exchange rate was 1.1638. If such date were the measurement day (i.e., the day two (2) trading days prior to the closing), the Rentokil ADS price would be $30.45 and, accordingly:

•	the per share cash consideration would be an amount in cash equal to $43.33 which is (A) $11.00, the per share cash amount, plus (B) $32.33, the product of 1.0619, the exchange ratio, and $30.45, the Rentokil ADS price as of such date; and

•	the per share stock consideration would be a number of Rentokil ADSs equal to 1.4231 (which have an approximate value on such date of $43.33) which is (A) 1.0619, the exchange ratio, plus (B) 0.3612, the quotient of $11.00, the per share cash amount, and $30.45, the Rentokil ADS price as of such date.

As a result, as of August 31, 2022, the implied value of each of the per share cash consideration and the per share stock consideration was approximately $43.33 per share of Terminix stock. The consideration to be paid to Terminix stockholders is subject, pursuant to the terms of the merger agreement, to automatic adjustment and proration. This means that, even if you elect all cash or all stock for your Terminix shares, you may receive a mix of stock and cash.

Click here for a more detailed explanation of the equity conversion calculations. For detailed illustrations of the potential allocation and proration of the merger consideration, see the section of the Merger Proxy entitled “The Merger Agreement - Allocation of Merger Consideration and Illustrative Elections and Calculations” beginning on page 135.

Will there be a company-wide restriction period for trading (impacting my ability to sell or trade before or after the closing)?

Yes, there will be a blackout period from October 1, 2022, to October 28, 2022. This is largely to allow time to process elections before and after close.

When will the value of the Rentokil ADSs be determined?

The value of the Rentokil ADSs will be determined on the measurement date (i.e., two (2) trading days prior to closing), which is expected to be October 10, 2022, based on an expected closing date of October 12, 2022.

The Treatment of Terminix Equity Awards Held by Employees

What will happen to equity awards held by Terminix employees?

Under the merger agreement:

1.	all teammates’ vested Restricted Stock Units (RSUs) and vested stock options will be canceled in exchange for a cash payment, on a per share basis, equal to: (1) for RSUs, the per share value of the consideration to be received by Terminix stockholders in the transaction; and (2) for stock options, the excess (if any) of the per share value of the consideration to be received by Terminix stockholders in the transaction over the applicable per share exercise price of the stock options. This means that if the per share exercise/strike price of a stock options is above such stockholder value, on a per share basis (meaning the stock options are “underwater”), then these stock options will be cancelled for no consideration; and

2.	all teammates’ unvested Terminix equity awards will convert into corresponding equity awards (i.e., stock options, RSUs, and/or Performance Share Units (PSUs)) with respect to Rentokil ADSs, and will continue to vest over the remaining vesting period of the original corresponding Terminix awards (subject to certain changes to PSUs at closing).

Note that, for unvested Terminix equity awards, there will be some adjustment on closing to the number of shares underlying such award and applicable strike price, but the intrinsic value of each award immediately before and after the conversion will be substantially the same.

What happens to stock we currently own, including my shares purchased under the Employee Stock Purchase Plan (ESPP)?

For those who currently own Terminix stock (also called “long shares”), including those purchased through the ESPP and received upon prior vesting and settlement of RSUs, please see the answers to the questions above, in the section titled “Treatment of Terminix Stock in the Merger Held by Stockholders.”

What if I have Terminix Spot Stock or Terminix RSUs that vest in 2023?

Any unvested Terminix RSU awards will convert to unvested RSUs with respect to Rentokil ADSs and vest on the same schedule. Please see the answer to the question above, titled “What will happen to equity awards held by Terminix employees?”

The Equity Conversion and Distribution Process

I elected all stock (or all cash) consideration. Why did I receive a mix of cash and stock?

The aggregate amount of cash consideration and the total number of Rentokil ADSs (stock consideration) to be paid and issued, respectively, to Terminix stockholders by Rentokil will not vary as a result of individual election preferences. If there is an oversubscription of cash consideration due to the elections of Terminix stockholders, the amount of cash consideration payable by Rentokil will not be increased. Similarly, if there is an oversubscription of stock consideration (or failures to make elections), the aggregate number of Rentokil ADSs to be issued by Rentokil will not be increased. Therefore, if you elect all stock or all cash, it is possible that you will still receive a mix of cash and stock in the transaction.

For detailed illustrations of the potential allocation and proration of the merger consideration, see the section of the Merger Proxy entitled “The Merger Agreement - Allocation of Merger Consideration and Illustrative Elections and Calculations” beginning on page 135.

What will Terminix stockholders receive for their shares upon closing of the transaction?

Please see the answers to the questions above, in the section titled “Treatment of Terminix Stock in the Merger Held by Stockholders.”

How will my unvested Terminix equity awards convert at closing?

Your unvested Terminix equity awards will automatically be converted into corresponding Rentokil ADS equity awards, as calculated by Morgan Stanley using the “Equity Exchange Ratio.” The Equity Exchange Ratio is the number used to convert the Terminix equity awards to Rentokil equity awards. This ratio will be determined by (A) dividing (x) $11 by (y) the specified Rentokil ADS price and (B) adding the Exchange Ratio (1.0619) as defined in the merger agreement. Your Terminix equity awards will automatically be calculated by Morgan Stanley using the Equity Exchange Ratio. The specified Rentokil ADS price will not be set until two (2) trading days prior to close. Refer to our Glossary for additional explanation of the Equity Exchange Ratio.

Morgan Stanley will use the following calculations (for stock options, as required under certain tax rules):

Unvested Stock Options Awards

•	Number of Rentokil Stock Options = Equity Exchange Ratio times Terminix Unvested Options, rounded down to the nearest whole number

•	Stock Option Strike Price = Current Terminix Strike Price divided by the Equity Exchange Ratio, rounded up to the nearest whole cent

Unvested RSUs

•	Number of Unvested Rentokil RSUs = Equity Exchange Ratio times Terminix Unvested RSUs, rounded down to the nearest whole number

Unvested PSUs

•	Number of Rentokil PSUs = Terminix PSU Award times (Target or Achieved Performance as set forth in the merger agreement) times Equity Exchange Ratio, rounded down to the nearest whole number

What happens to Stock Options if the per share deal value is less than the per share exercise price of those shares (the “strike price”)?

•	Vested Options: Under the merger agreement, we will be cancelling and cashing out all vested stock options at close. This is typical for mergers. If the per share exercise/strike price is above the per share value of consideration to be received by holders of Terminix stock in the transaction (meaning the stock options are “underwater”), then the stock options will be cancelled, with no payment made.

•	Unvested Options: All unvested stock options will be converted to Rentokil ADS stock options, with an adjusted number of shares and an adjusted strike price assigned with the same vesting periods. Note: if the stock options are underwater at the time of close, these options will likely continue to be underwater at the time of conversion.

Will the number of Rentokil ADSs underlying corresponding Rentokil equity awards I receive be the same as the number of Terminix equity awards underlying my current equity awards?

No. In all cases the number of Terminix shares subject to Terminix equity awards and the exercise/strike prices of TMX stock options will be adjusted to maintain the intrinsic value of the award immediately before and after the merger. For example, if you have Terminix RSUs valued at $1,000 as of October 10, 2022, adjustments will be made so that you receive RSUs with respect to Rentokil ADSs valued at approximately $1,000, but the number of stock units (shares) will be different.

When am I able to begin trading my new Rentokil ADSs?

The conversion process is expected to take up to ten (10) business days after close. Thursday, October 27, 2022, is the expected date for when your Rentokil ADSs will be in your brokerage account and available to trade.

When will I be able to access the cash proceeds I receive from the transaction?

The conversion process is expected to take up to ten (10) business days after close. Thursday, October 27, 2022, is the expected date for when cash received from the transaction will be available to access within your brokerage account.

Will this be a taxable event?

For U.S. federal income tax purposes, the transaction is intended to qualify (A) as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code (Code) and (B) for an exception to the general rule of Section 367(a)(1) of the Code. Assuming that the merger so qualifies, (i) a U.S. holder of Terminix stock (as defined in the discussion entitled “The Merger Proposal - Material U.S. Federal Income Tax Consequences” beginning on page 121 of the Merger Proxy) that exchanges shares of Terminix stock solely for Rentokil ADSs in the transaction will generally not recognize any gain or loss, except with respect to cash received in lieu of fractional Rentokil ADSs, and (ii) a U.S. holder that exchanges shares of Terminix stock solely for cash or for a combination of cash and Rentokil ADSs will generally recognize gain or loss as set forth in the discussion entitled “The Merger Proposal - Material U.S. Federal Income Tax Consequences” beginning on page 121 of the Merger Proxy. A non-U.S. holder exchanging its shares of Terminix stock for the merger consideration generally will not be subject to U.S. federal income tax in respect of the transaction.

This discussion is subject to the same limitations and qualifications as are included in the discussion entitled “The Merger Proposal - Material U.S. Federal Income Tax Consequences” beginning on page 121 of the Merger Proxy.  For more information, we suggest you review such discussion and speak with your tax or financial advisor.

What Employee Shareholders Should Do

How do I make my cash consideration or stock consideration election for my Terminix Shares?

Your Terminix stock can be held in one of several types of brokerage accounts. The process for completing your Election Form varies based on where the shares are held. Your Election Form will come directly from your brokerage firm(s) during the week of September 12, 2022. In most cases, Terminix employee-shareholders will receive their forms from Morgan Stanley or through an electronic or text notification. You may receive more than one Election Form if you hold Terminix stock with more than one brokerage account. If you hold any Terminix stock through another brokerage firm, you must contact them to determine how your Election Form will be provided.

Depending on your award date, your fully vested shares are viewable in the StockPlan Connect/ Shareworks platform or a Morgan Stanley Access Direct (MSAD) account. Below is a table that summarizes how you will receive the Election Form for different account types, and how to make your elections.

Account Type	Equity Program(s)	How You will Receive Your Election Form	How to Return/ Select Your Elections
Morgan Stanley Access Direct (MSAD)	ESPP or vested Equity Awards	Electronic Call (866) 277-2737	Call only
StockPlan Connect/Shareworks Account (Morgan Stanley)	Vested Equity Awards only	Hard copy and Electronic	Scanned responses via Email OR Fax. (This information will be on your Election Form)
Any other Brokerage	Other	Contact your brokerage	Contact your brokerage.

What if I purchased shares on the open market with a broker other than Morgan Stanley?

You will get SEPARATE Election Forms. You are allowed to make different elections for shares that you hold in different brokerage accounts. The exchange agent will determine how many elections have been submitted and what mix of ADSs and cash will be distributed.

What do we need to do with our stock ownership/brokerage accounts?

Please follow the instructions provided by your brokerage firm.

What if I don’t receive my Election Form?

Please be sure to check your mail and electronic mail for the Election Form. Otherwise, you must contact your brokerage directly. Terminix cannot send you these forms directly.

What Employee Shareholders Should Expect

Is Morgan Stanley still the brokerage account vendor for my company-awarded equity after close?

Yes.

Do we need to trigger the cash out of Terminix shares, RSUs, or options, or will this happen automatically? What are the steps someone needs to take with their fully vested stock?

•	Vested Shares: These are called ‘long shares’ and teammates will receive an election form from Morgan Stanley to indicate how they want to treat the shares (Cash out or Convert to Rentokil ADSs), subject to certain allocation and proration provisions in the merger agreement. If you want cash for your Terminix shares, you must complete and return your election form before October 6, 2022; otherwise, you will be deemed to have made an all-stock election. Of course, if you receive some Rentokil ADSs, due to proration, you will be able to sell those after October 27, 2022, and receive cash.

•	Vested Options and Vested RSUs: Teammates will not be required to do anything to trigger the cash out price. This will be calculated and handled automatically by Morgan Stanley. Teammates do have the ability to exercise options ahead of closing. However, as we get closer to closing, we will be instituting a company-wide blackout from October 1, 2022 through October 27, 2022.

If I want to talk to someone about my Terminix equity awards, who can I contact?

If you have questions about your stock, contact a Morgan Stanley Financial Advisor at giasgroup@ms.com. If you have questions about the election form, you must contact your brokerage directly. (Terminix cannot send you these forms directly.).

If you have questions about the conversion process or timing of distribution, contact compensation@terminix.com.

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Additional Information About The Transaction And Where To Find It

In connection with the transaction (the “Transaction”), Rentokil Initial plc (“Rentokil Initial”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which includes a proxy statement of Terminix Global Holdings, Inc. (“Terminix”) that also constitutes a prospectus of Rentokil Initial (the “proxy statement/prospectus”). The SEC declared the Registration Statement effective on September 7, 2022. On September 7, 2022, Terminix filed a definitive proxy statement (the “Definitive Proxy Statement”) with the SEC in connection with the Transaction. Each of Rentokil Initial and Terminix have filed and may file other relevant documents in connection with the Transaction. The Definitive Proxy Statement was first sent to the shareholders of Terminix on September 8, 2022. Rentokil Initial has also filed a shareholder proxy circular (the “Shareholder Proxy Circular”) in connection with the Transaction with applicable securities regulators in the United Kingdom and the Shareholder Proxy Circular was first sent to Rentokil Initial’s shareholders on or about September 8, 2022. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents Rentokil Initial and/or Terminix filed or may file with the SEC in connection with the Transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF TERMINIX AND RENTOKIL INITIAL ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE DEFINITIVE PROXY STATEMENT AND SHAREHOLDER PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TERMINIX, RENTOKIL INITIAL, THE TRANSACTION AND RELATED MATTERS. The Registration Statement and Definitive Proxy Statement are, and the other documents filed by Rentokil Initial and Terminix with the SEC, when filed, will be, available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the Definitive Proxy Statement and other documents filed with the SEC by Terminix online at investors.terminix.com, upon written request delivered to Terminix at 150 Peabody Pl., Memphis, TN 38103, USA, Attention: Corporate Secretary, or by calling Terminix’s Corporate Secretary’s Office by telephone at +1 901-597-1400 or by email at deidre.richardson@terminix.com, and are able to obtain free copies of the Registration Statement, Definitive Proxy Statement, Shareholder Proxy Circular and other documents filed with the SEC and applicable securities regulators in the United Kingdom by Rentokil Initial online at https://www.rentokil-initial.com, upon written request delivered to Rentokil Initial at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, England, Attention: Peter Russell, or by calling Rentokil Initial by telephone at +44 (0) 7811 270734 or by email at investor@rentokil-initial.com. The information included on, or accessible through, Rentokil Initial’s or Terminix’s website is not incorporated by reference into this communication. This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This communication is not a solicitation of proxies in connection with the Transaction. However, under SEC rules, Terminix, Rentokil Initial, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the Transaction. Information about Terminix’s directors and executive officers may be found on its website at corporate.terminix.com/responsibility/corporate-governance and in its 2021 Annual Report on Form 10-K filed with the SEC on March 1, 2022, available at investors.terminix.com and www.sec.gov. Information about Rentokil Initial’s directors and executive officers may be found on its website at https://www.rentokil-initial.com and in its 2021 Annual Report filed with applicable securities regulators in the United Kingdom on March 30, 2022, available on its website at https://www.rentokil-initial.com. The information included on, or accessible through, Rentokil Initial’s or Terminix’s website is not incorporated by reference into this communication. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the Transaction is included in the Definitive Proxy Statement and Shareholder Proxy Circular and other relevant materials filed with the SEC and applicable securities regulators in the United Kingdom.

Information Regarding Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the Transaction may not be satisfied; the occurrence of any event that can give rise to termination of the Transaction; Rentokil Initial is unable to achieve the synergies and value creation contemplated by the Transaction; Rentokil Initial is unable to promptly and effectively integrate Terminix’s businesses; management’s time and attention is diverted on Transaction related issues; disruption from the Transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of Rentokil Initial decline following the Transaction; legal proceedings are instituted against Terminix or Rentokil Initial; Terminix or Rentokil Initial is unable to retain or hire key personnel; the announcement or the consummation of the proposed Transaction has a negative effect on the market price of the capital stock of Terminix or Rentokil Initial or on Terminix’s or Rentokil Initial’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. or U.K. administration; the ability of Rentokil Initial or Terminix to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the Transaction will harm Rentokil Initial’s or Terminix’s business, including current plans and operations; certain restrictions during the pendency of the Transaction that may impact Rentokil Initial’s or Terminix’s ability to pursue certain business opportunities or strategic transactions; Rentokil Initial’s or Terminix’s ability to meet expectations regarding the accounting and tax treatments of the Transaction; the risks and uncertainties discussed in the “Risks and Uncertainties” section in Rentokil Initial’s reports available on the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism and on its website at https://www.rentokil-initial.com (information included on or accessible through Rentokil Initial’s website is not incorporated by reference into this communication); and the risks and uncertainties discussed in the “Risk Factors” and “Information Regarding Forward-Looking Statements” sections in Terminix’s reports filed with the SEC. These risks, as well as other risks associated with the Transaction, are more fully discussed in the Definitive Proxy Statement and Shareholder Proxy Circular. While the list of factors presented here is, and the list of factors presented in the Definitive Proxy Statement and Shareholder Proxy Circular is, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither Rentokil Initial nor Terminix assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.